Exhibit 12

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES



                                       For the Years Ended September 30

(Dollars in thousands)                    1999        1998         1997
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Income before taxes                   $574,084    $676,284     $615,713
Add fixed charges:
   Interest expense                     30,611      40,349       46,563
   Interest factor on rent              12,953      12,416        9,202
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Total fixed charges                     43,564      52,765       55,765

Earnings before fixed charges
   and taxes on income                $617,648    $729,049     $671,478

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Ratio of earnings to fixed  charges       14.2        13.8         12.0
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